UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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1. Investment Company Act File Number:

811-4025 Date examination completed:

31-May-01
2. State identification Number:

AL
AK
AZ
AR
CA
CO

CT
DE
DC
FL
GA
HI

ID
IL
IN
IA
KS
KY

LA
ME
MD
MA
MI
MN

MS
MO
MT
NE
NV
NH

NJ
NM
NY
NC
ND
OH

OK
OR
PA
RI
SC
SD

TN
TX
UT
VT
VA
WA

WV
WI
WY
PUERTO RICO

Other (specify):
3. Exact name of investment company as specified in registration statement:

American Century Municipal Trust
5. Address of principal executive office (number, street, city, state, zip code):

Maryanne Roepke, American Century Funds, 4500 Main Street, Kansas City, MO 64111

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and" similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable."

 THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940



We, as members of management of American Century Municipal Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2001, and from May 21, 2001 through May 31, 2001."

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2001, and from May 21, 2001 through May 31, 2001, with respect to securities reflected in the investment accounts of the Trust.





By:  /s/ Maryanne Roepke
          Maryanne Roepke


" October 3, 2001"
 Date


10-Jul-01

To the Trustees of
American Century Municipal Trust:

We have examined management's assertions, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about American Century Municipal Trust (the "Trust's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the ""Act"") as of" May 31, 2001. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2001, and with respect to agreement of security purchases and sales, for the period from May 21, 2001 through" May 31, 2001:"

* Count and inspection of all securities located in the vault of The JP Morgan Chase Manhattan Bank, New York (the ""Custodian"") at 4 New York Plaza, 11th Floor, NY, NY, 11245;"

* Testing of securities and similar investments held in book entry by the Depository Trust Company via evaluation of the reconciliation procedures used by the Custodian and disposition of any reconciling items related to the Trust's positions;


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that American Century Municipal Trust was in compliance with the requirement of sub sections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2001 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




10-Jul-01